Farmers, Inc.                Addendum I
           Executive Summary - June 3, 1996 Valuation Page 1 of 2


Introduction -

The Company's operations, conducted exclusively in Deming, New
Mexico consist of the retail sale of groceries, hardware & sporting goods, furniture & appliances, crafts, clothing, animal feeds, gasoline and the rental of space to unrelated tenants.

The Company owns a mall/supermarket facility which contains its "IGA" supermarket, Ben Franklin crafts, clothing, and furniture & appliance sales locations, and space which it leases to unrelated tenants. The Company's hardware sales were also located in the mall facility through March 31, 1996, prior to opening its expanded "True-Value" hardware & sporting goods sales operation in a newly renovated leased building.


Operations and Competition -

The Company's operations were relatively stable for the five most recent fiscal years for which audited financial statements and annual reports have been prepared (Years ended June 30, 1991 -
1995). During this period there were no significant changes in facilities or operations and the Company enjoyed increasing revenues and net income as a result of continued population growth in the Deming/Luna County area and because of favorable relations with its wholesale grocery and hardware suppliers. During this period, supermarket and grocery sales accounted for approximately 70% of Company revenues.

The Company incurred additional debt in fiscal 1996 to pay for leasehold improvements and related costs to open the new hardware store, as well as to begin increasing inventory levels for the new store. Late in fiscal 1996 a new supermarket competitor ("Peppers" ) opened. Peppers opened in June 1996, with its "Grand Opening" held in July 1996.


Facilities -

In addition to its supermarket/mall facility, the company owns several other buildings and a parcel of undeveloped land with frontage on the Columbus highway (adjacent to the new Peppers supermarket). Estimated fair market value of the Company's facilities exceeds depreciated cost by approximately $2,000,000.





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                          Farmers, Inc.                Addendum I
           Executive Summary - June 3, 1996 Valuation Page 2 of 2



Valuation Estimates -

The Company has been valued for purposes of evaluating the reasonableness of the $50 per share tender offer, for the 13,776 shares of outstanding common stock. The value of the Company was determined to be $3,900,000 or $283 per share. This value is less than "adjusted book value" (sometimes considered a "minimum value" for valuation purposes), because we understand the Board has no intention to dispose of the assets or business operations of the Company and similarly, the Brownfield group has indicated their intent to continue the Company operations if they are successful. The $283 per share value was determined by considering the adjusted net book value, as well as two other methods of valuation - discounted future cash flows and comparison to sales of operating companies.

Limited sales and purchases of Company stock in recent years have been for significantly less than $283 per share. $283 is the estimated value for evaluating the tender offer -- for a situation where a buyer, who would have the ability to do whatever they wish to do with the company -- is seeking control of the company. This is not the estimated value per share in other situations, including that which existed prior to the tender offer. We estimate the value of the Company's stock is $106 per share in the absence of a tender offer or similar Board action to dispose of the Company or its operations, in the absence of an active market for the stock, and with current restrictions on stock ownership. Actions could be taken to establish a market for the Company's stock, which would increase the value.


















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